Exhibit 99.3

NOUVEAU MONDE GRAPHITE INC.

– and –

ENI INTERNATIONAL B.V.

REGISTRATION RIGHTS AGREEMENT

May 15, 2026

TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION		1

1.1	Definitions	1
1.2	Rules of Construction	7
1.3	Accounting Principles	8

Article 2 REGISTRATION RIGHTS		8

2.1	Demand Registration Rights	8
2.2	Piggyback Registration	10
2.3	Shelf Registration	11
2.4	Expenses	12
2.5	Other Sales	13
2.6	No Change or Subordination	13
2.7	Preparation; Reasonable Investigation	13
2.8	Indemnification	14
2.9	Sale by Affiliates	16
2.10	Rule 144 Compliance; Reporting	16
2.11	Conflict	17
2.12	Acting as Trustees	17

Article 3 AMENDMENTS		17

3.1	Amendments and Modifications	17
3.2	Changes in Capital of the Corporation	17

Article 4 GENERAL		18

4.1	Application of this Agreement	18
4.2	Termination	18
4.3	Assignment	19
4.4	Permitted Transferees	19
4.5	Co-operation	19
4.6	Further Assurances	19
4.7	Time of the Essence	20
4.8	Enurement	20
4.9	Public Notices/Press Releases	20
4.10	Notices to Parties	20
4.11	Entire Agreement	22
4.12	Waiver	22
4.13	Consent	22
4.14	Governing Law	22
4.15	Severability	22
4.16	Counterparts	23
4.17	Language	23

- i -

THIS REGISTRATION RIGHTS AGREEMENT is made as of the May 15, 2026.

BETWEEN:

NOUVEAU MONDE GRAPHITE INC., a company governed by the Canada Business Corporations Act

(the “Corporation”)

- and -

ENI INTERNATIONAL, B.V. a company governed by the laws of the Netherlands

(the “Investor”).

WHEREAS pursuant to the terms of a subscription agreement (the “Subscription Agreement”) dated the 9th day of April, 2026 between the Corporation and the Investor, the Corporation agreed to issue and sell to the Investor, and the Investor agreed to purchase from the Corporation, an aggregate of 38,043,478 Common Shares (as defined below) on the terms and subject to the conditions set forth in the Subscription Agreement;

AND WHEREAS in connection with the Subscription Agreement, the Parties (as defined below) desire to set forth their agreements regarding the Investor’s registration rights with respect to the Registerable Shares (as defined below) and certain other matters relating to the Registerable Shares;

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties (as defined below), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

“5% Threshold” means that the Investor and its Affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of the Corporation issuable upon the exercise, exchange or conversion of any Convertible Securities;

“10% Threshold” means that the Investor and its Affiliates own, directly or indirectly, 10% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of the Corporation issuable upon the exercise, exchange or conversion of any Convertible Securities;

“Affiliate” (i) with reference to any Person other than the Investor, shall have the meaning ascribed thereto in NI 45-106; and (ii) with reference to the Investor, shall mean Eni S.p.A. (as long as the Investor is controlled by Eni S.p.A.) and any Persons controlled by Eni S.p.A.;

“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws or any of them, as the circumstances require;

“Blackout Period” has the meaning set out in Section 2.1(d)(ii);

“Board” means the board of directors of the Corporation, as constituted from time to time;

“Bought Deal” means an underwritten public offering made on a “bought deal” basis in one or more Canadian provinces or territories, or in the United States of America, pursuant to which an underwriter has committed to purchase Registerable Shares under a “bought deal agreement” (within the meaning of NI 44-101 or any corresponding definition under U.S. Securities Laws), prior to the filing of a Canadian Preliminary Prospectus as provided for under Canadian Securities Laws, or any corresponding filing under U.S. Securities Laws;

“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec, in the Netherlands or in Belgium, and (ii) a day on which banks are generally closed in Montréal, Québec, in Amsterdam, the Netherlands or in Brussels, Belgium;

“Canadian Base Shelf Prospectus” means a short form prospectus that is prepared in the form required under NI 44-101, as varied in accordance with NI 44-102;

“Canadian Preliminary Prospectus” means a preliminary prospectus of the Corporation in respect of Shares (in the English and French language, as applicable) which, unless the context otherwise requires, has been filed and a receipt issued (or deemed to be issued) therefor by the applicable Canadian Securities Authorities, including all amendments thereto and documents incorporated by reference therein;

“Canadian Prospectus” means a (final) prospectus of the Corporation in respect of Shares (in the English and French language, as applicable) which, unless the context otherwise requires, has been filed and a receipt issued (or deemed to be issued) therefor by the applicable Canadian Securities Authorities, including all amendments thereto and documents incorporated by reference therein, and includes, as applicable, a Canadian Base Shelf Prospectus and a Canadian Shelf Prospectus Supplement;

“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces of Canada in which the Corporation is a reporting issuer (or analogous status) and any of their successors;

“Canadian Securities Laws” means the Securities Act (Québec) and any similar securities legislation of each of the provinces of Canada, and the respective rules, regulations, blanket orders and orders and the forms and disclosure requirements made or promulgated under such legislation, and the policies, policy statements, instruments, bulletins and notices of one or more of the securities commissions or other securities regulatory authorities in the provinces of Canada, as the same may hereafter be amended from time to time or replaced;

“Canadian Shelf Prospectus Supplement” means a shelf prospectus supplement, as such term is defined in NI 44-102;

“Common Shares” means the common shares in the capital of the Corporation;

“Convertible Securities” means securities that are exercisable or exchangeable for, or convertible into, Common Shares, including options, warrants, convertible notes and convertible debentures;

“Corporation” has the meaning set out on the first page of this Agreement;

“Demand Registration” has the meaning set out in Section 2.1(b);

“Demand Registration Request” has the meaning set out in Section 2.1(c);

“Designated Registerable Shares” has the meaning set out in Section 2.1(c);

“Distribution” means a distribution of Registerable Shares to the public by way of a Prospectus under Applicable Securities Laws;

“Exchange” means such stock exchange(s) and quotation service(s), if any, as the Common Shares may be listed or quoted on, as applicable, from time to time;

“Free Writing Prospectus” means a Corporation free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, relating to an offer of Registerable Shares;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange, or any other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government;

“FINRA” means the Financial Industry Regulatory Authority or any successor agency;

“Incentive Plan” means any stock option plan, omnibus plan or other equity incentive plan of the Corporation adopted by the Board from time to time, as same may be amended, restated, replaced or supplemented from time to time;

“Investor” has the meaning set out on the first page of this Agreement;

“Investor Rights Agreement” means the investor rights agreement dated the date hereof between the Corporation and the Investor;

“Laws” means (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, instruments, orders, directives, judgments, decrees, injunctions, decisions, rulings, awards or writs enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Applicable Securities Laws, and (ii) all policies, practices, protocols, requirements, standards or guidelines of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

“Losses” has the meaning set out in Section 2.8(a);

“MJDS” means the multijurisdictional disclosure system established by the United States and Canada referred to in Canada as National Instrument 71-101 – The Multijurisdictional Disclosure System (in Québec, Regulation 71-101 respecting The Multijurisdictional Disclosure System);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects (in Québec, Regulation 43-101 respecting Standards of Disclosure for Mineral Projects);

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions (in Québec, Regulation 44-101 respecting Short Form Prospectus Distributions);

“NI 44-102” means National Instrument 44-102 – Shelf Distributions (in Québec, Regulation 44-102 respecting Shelf Distributions);

“NI 44-103” means National Instrument 44-103 – Post-Receipt Pricing (in Québec, Regulation 44-103 respecting Post-Receipt Pricing);

“NI 45-106” means in National Instrument 45-106 – Prospectus Exemptions (in Québec, Regulation 45-106 respecting Prospectus Exemptions);

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations (in Québec, Regulation 51-102 respecting Continuous Disclosure Obligations);

“Notice” has the meaning set out in Section 4.9;

“Party” or “Parties” means one or more of the parties to this Agreement;

“Pending Top-Up Securities” has the meaning ascribed thereto in the Investor Rights Agreement;

“Permitted Holder” means any Affiliate or Subsidiary of the Investor;

“Permitted Transferee” means, in each case to the extent such Person agrees in writing to be bound by the terms of this Agreement, any Permitted Holder to whom the rights of the Investor or of another Permitted Holder are assigned pursuant to Section 4.4;

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust, administrator, authority, entity, executor, other legal representative, sole proprietorship, syndicate, trust, trustee, unincorporated association, or other organization, whether or not a legal entity, and any Governmental Entity;

“Piggyback Maximum Offering Size” shall have the meaning set forth in Section 2.2(a)(i)(A);

“Piggyback Registerable Shares” has the meaning set out in Section 2.2(a)(i);

“Piggyback Registration” has the meaning set out in Section 2.2(a)(i);

“Piggyback Registration Request” has the meaning set out in Section 2.2(a)(i);

“Prospectus” means (a) a Canadian Prospectus, (b)(i) the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments and supplements, and all other material incorporated by reference in such prospectus, and (ii) any Free Writing Prospectus, or (c) a combination of (a) and (b);

“register” means (i) the filing of a Registration Statement to register securities under the U.S. Securities Act and such Registration Statement becoming effective, (ii) the qualification of securities for distribution under applicable Canadian Securities Laws in the applicable province or territory of Canada pursuant to a Canadian Prospectus (including in reliance upon NI 44-102 or NI 44-103), or (iii) a combination of both (i) and (ii), and “registered” and “registration” have a corresponding meaning;

“Registerable Shares” means the Shares (it being understood that, for purposes of this Agreement, a Person shall be deemed to be a holder of Registerable Shares whenever such Person has the right to then acquire or receive from the Corporation any Registerable Shares, whether or not such acquisition or receipt has actually been effected). As to any particular Registerable Shares, such shares shall cease to be Registerable Shares when: (i) (A) the SEC has declared a Registration Statement covering such shares effective and/or a receipt has been issued (or deemed to be issued) in respect of a Canadian Prospectus covering such shares and (B) such shares have been disposed of pursuant to such registration; (ii) such shares are otherwise transferred, other than to a Permitted Holder; or (iii) (A) such shares are eligible to be sold by such holder in compliance with the requirements of Rule 144 under the Securities Act, as such Rule 144 may be amended (or any successor provision thereto), without being subject to volume or manner of sale limits, and (B) the Investor (together with any of its respective Permitted Holders) does not meet the 10% Threshold;

“Registration” shall mean a Demand Registration, a Piggyback Registration or a Shelf Registration, as the case may be;

“Registration Expenses” means all out-of-pocket expenses incidental to the Parties’ performance of, or compliance with, obligations under this Agreement in connection with a Distribution, including all Taxes, all registration and filing fees, all fees and expenses incurred complying with Applicable Securities Laws, all printing expenses, all internal expenses, all “road show” and marketing expenses, all listing fees, all registrars’ and transfer agents’ fees, the fees and disbursements of counsel for the Corporation and the Investor and of the Corporation’s independent chartered professional accountants, including the expenses of any special audits and/or “comfort” letters required by or incidental to such performance and compliance, and all expenses or reimbursements owing to any underwriter (including the fees and expenses of the underwriter’s counsel), but excluding all Selling Expenses;

“Registration Statement” means any registration statement of the Corporation, including the Prospectus, amendments and supplements to such registration statement, including pre- and post- effective amendments, and all exhibits and all material incorporated by reference in such registration statement, other than a registration statement (and related prospectus) filed on Form S-1, Form F-1, Form S-4, Form F-4 or Form S-8 or any successor form thereto;

“SEC” means the Securities and Exchange Commission or any successor agency;

“Selling Expenses” means underwriting discounts, selling commissions and stock and share transfer taxes applicable to the sale of Registerable Shares only;

“Shares” means (i) Common Shares, (ii) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (iii) any securities of the Corporation or of any other Person received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving the Corporation, (iv) any securities of the Corporation which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (v) any securities, other instruments or rights that are exercisable or exchangeable for, or convertible into, or evidence the right to acquire, any shares of the Corporation or any of the other above securities; provided that options, restricted share units, deferred share units, performance share units and other similar equity-based awards under any Incentive Plan are not included until they are exercised for, or otherwise settled in, as applicable, Shares in accordance with such Incentive Plan;

“Shelf Registration” has the meaning set out in Section 2.3(a)(i);

“Shelf Registration Statement” has the meaning set out in Section 2.3(a)(i);

“Shelf Underwritten Offering” has the meaning set out in Section 2.3(a)(iv);

“Subscription Agreement” has the meaning set out in the recitals of this Agreement;

“Subsidiary” and “Subsidiaries” with relation to any Person has the meaning ascribed thereto in NI 45-106;

“Surviving Provisions” has the meaning set out in Section 4.2;

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable federal and state securities legislation of the United States, including the U.S. Securities Act and the U.S. Exchange Act, the respective regulations, rules and orders thereunder, and all applicable rules, regulations, policy statements, notices and interpretation notes issued by the SEC; and

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Rules of Construction

Unless the context otherwise requires, in this Agreement:

(a)	“Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement, as amended, supplemented or amended and restated from time to time, including the Schedule attached hereto or to any amendment to this Agreement, and any agreement or instrument supplemental hereto, and unless otherwise expressly stated herein, the expressions “Article”, “Section” and “Schedule” followed by a number or a letter mean and refer to the specified Article, Section or Schedule of this Agreement;

(b)	the division of this Agreement into Articles, Sections, subsections and clauses and the insertion of headings and a table of contents are provided for convenience of reference only and shall not affect the construction or interpretation thereof and all references to designated Articles, Sections or other subdivisions or to Schedules, are references to Articles, Sections or other subdivisions or to Schedules of this Agreement;

(c)	words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(d)	the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day;

(f)	reference to any statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time, including every regulation made pursuant thereto, all amendments to the statute or to any such regulation in force from time to time, and any statute or regulation which supplements or supersedes such statute or any such regulation; and

(g)	“Dollar” or “$”, in respect of all amounts referred to in this Agreement and all references to currency in this Agreement, unless otherwise expressly stated, shall mean Canadian dollars.

1.3	Accounting Principles

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applied on a consistent basis.

Article 2
REGISTRATION RIGHTS

2.1	Demand Registration Rights

(a)	For so long as the Investor meets the 10% Threshold and after February 15, 2027, the Investor may require the Corporation to register all or a portion of the Registerable Shares then held by the Investor by filing a Prospectus and taking such other steps as may be necessary to facilitate a Distribution of all or any portion of the Registerable Shares held by the Investor.

(b)	Any such registration effected pursuant to this Section 2.1 is referred to herein as a “Demand Registration”.

(c)	Any such request by the Investor shall be made by a notice in writing (a “Demand Registration Request”) to the Corporation and shall specify the number and the class or classes of Registerable Shares to be sold (the “Designated Registerable Shares”) by the Investor, the intended method of disposition, whether such offer and sale shall be made by an underwritten public offering and the jurisdictions in which the registration is to be effected. The Corporation shall, subject to Applicable Securities Laws, use its commercially reasonable efforts to file within 30 days after receipt of the Demand Registration Request a Registration Statement and a Canadian Prospectus in compliance with Applicable Securities Laws in order to permit the Distribution of all of the Designated Registerable Shares of the Investor specified in the Demand Registration Request. The Parties shall cooperate in a timely manner in connection with such Distribution and the procedures in Schedule A shall apply.

(d)	The Corporation shall not be obliged to effect:

(i)	more than two (2) Demand Registrations in any twelve (12) month period; provided that for purposes of this Section 2.1, a Demand Registration pursuant to which the Designated Registerable Shares are to be sold shall not be considered as having been effected until (1) the Registration Statement has been declared effective by the SEC and (2) a receipt has been issued by the Canadian Securities Authorities for the Canadian Prospectus and has not been withdrawn or suspended; or

(ii)	a Demand Registration in the event the Corporation determines in its good faith judgment, after consultation with its financial and legal advisors, that (A) either (I) the effect of the filing of a Registration Statement and a Canadian Prospectus would have a material adverse effect on the Corporation because such action would materially interfere with a material acquisition, reorganization or similar material transaction involving the Corporation; or (II) there exists at the time material non-public information relating to the Corporation the disclosure of which would be materially adverse to the Corporation, and (B) it is therefore in the best interests of the Corporation to defer the filing of a Prospectus at such time, in which case the Corporation’s obligations under this Section 2.1 shall be deferred for a period of not more than ninety (90) days from the date of receipt of the Demand Registration Request (such 90-day period is referred to herein as a “Blackout Period”); provided, that after any initial Blackout Period, the Corporation may not invoke a subsequent Blackout Period until 12 months have elapsed from the end of any previous Blackout Period; provided, further, that the Corporation shall not register any securities for its own account or that of any other shareholder during such 90-day period other than pursuant to a Registration Statement on Form S-8 or other registration solely relating to an offering or sale to employees or Directors pursuant to any employee stock plan or other employee benefit arrangement.

(e)	In the case of registration of Registerable Shares initiated pursuant to this Section 2.1, the Investor shall have the right to select the managing underwriter(s) or managing agent(s) and the counsel retained for purposes of such registration.

(f)	The Investor shall have the right to withdraw a Demand Registration Request pursuant to this Section 2.1 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation; provided, that:

(i)	such withdrawal must be made in writing ten (10) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and

(ii)	such withdrawal shall be irrevocable.

(g)	For the avoidance of doubt, the registration rights granted pursuant to the provisions of this Section 2.1 shall be in addition to the registration rights granted pursuant to the provisions of Section 2.2.

2.2	Piggyback Registration

(a)	For so long as the Investor meets the 5% Threshold and after February 15, 2027:

(i)	each time the Corporation elects to proceed with the preparation and filing of (i) a Registration Statement under U.S. Securities Laws, or (ii) a Canadian Prospectus under Canadian Securities Laws, in each case in connection with a proposed Distribution of any of its securities, whether for its own account or for the account of one or more shareholders of the Corporation entitled to piggyback registration rights, the Corporation shall give prompt written notice thereof to the Investor as soon as practicable. In such event, the Investor shall be entitled, by written notice (the “Piggyback Registration Request”) given to the Corporation within twenty (20) days (except in the case of a Bought Deal in which case the Investor shall have only twenty-four (24) hours) after the receipt of such notice by the Investor, to require that the Corporation cause any or all of the Registerable Shares held by the Investor (the “Piggyback Registerable Shares”) to be included in such Prospectus (such registration being hereinafter referred to as a “Piggyback Registration”). Notwithstanding the foregoing:

(A)	in the event the lead underwriter or lead agent for the offering advises the Corporation and the Investor that in its good faith opinion, the inclusion of such Piggyback Registerable Shares, together with such other Common Shares requested to be included in the offering by other shareholders of the Corporation entitled to piggyback registration rights, may materially and adversely affect the price or success of the offering (such maximum offering size, the “Piggyback Maximum Offering Size”), the Corporation shall include in such registration, in the following priority: (i) first, such number of securities the Corporation proposes to sell; and (ii) second, a number of Piggyback Registerable Shares requested by the Investor, together with the number of Common Shares requested to be included in such Piggyback Registration by other shareholders of the Corporation entitled to piggyback rights, allocated, if necessary for the offering not to exceed the Piggyback Maximum Offering Size, on a pro rata basis among the Investor and such other shareholders of the Corporation based on their relative number of Common Shares requested to be included in the Piggyback Registration;

(B)	the Corporation may at any time before the effective date of such Prospectus, and without the consent of the Investor, abandon the proposed offering in which the Investor has requested to participate; and

(C)	the Investor shall have the right to withdraw the Piggyback Registration Request pursuant to this Section 2.2 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation; provided, however, that such withdrawal must be made in writing five (5) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and such withdrawal shall be irrevocable and, after making such withdrawal, the Investor shall no longer have any right to include its Piggyback Registerable Shares in the offering pertaining to which such withdrawal was made.

2.3	Shelf Registration

(a)	For so long as the Investor meets the 5% Threshold and after February 15, 2027 (except where specified otherwise):

(i)	the Investor shall, subject to Section 2.1(d), have the right to require the Corporation at any time and from time to time to (A) file a Registration Statement, including a Registration Statement covering the resale of all Registerable Shares on a delayed or continuous basis, on Form F-10 pursuant to MJDS or on Form F-3 or Registration Statement that may be available at such time (a “Shelf Registration Statement”), and (B) file a Canadian Prospectus pursuant to the provisions of NI 44-102, which, for greater certainty and as applicable, shall include Décision N° 2021-PDG-0066 – Décision générale relative à une dispense de certaines obligations du régime de prospectus préalable au bénéfice d’émetteurs établis bien connus of the Autorité des marchés financiers (Québec), including a Canadian Base Shelf Prospectus and a Canadian Shelf Prospectus Supplement, and take such other steps as may be necessary to register the Distribution in the United States and Canada of all or any portion of the Registerable Shares held by the Investor (a “Shelf Registration”), by giving a written notice (the “Shelf Registration Request”) with the information required in Section 2.1(c) to the Corporation;

(ii)	upon the receipt of a Shelf Registration Request pursuant to Section 2.3(a)(i), the Corporation shall, and subject to Applicable Securities Laws, use its commercially reasonable efforts to file within 30 days after receipt of the Shelf Registration Request a Shelf Registration Statement relating to such Shelf Registration and cause such Shelf Registration Statement to become effective under the U.S. Securities Act, and, as required, prepare and file a preliminary Canadian Base Shelf Prospectus (if applicable) and a final Canadian Base Shelf Prospectus relating to such Shelf Registration and secure the issuance of a receipt for such preliminary Canadian Base Shelf Prospectus (if applicable) and final Canadian Base Shelf Prospectus, and promptly thereafter take such other steps as may be necessary in order to permit the Distribution in the United States of all or any portion of the Registerable Shares of the shareholders requested to be included in such Shelf Registration;

(iii)	after the filing of any Shelf Registration Statement and Canadian Base Shelf Prospectus, the Corporation shall use its commercially reasonable efforts to keep such Shelf Registration Statement effective with the SEC and Canadian Base Shelf Prospectus effective with the applicable Canadian Securities Authorities, respectively, at all times and to re-file such Shelf Registration Statement or renew such Canadian Base Shelf Prospectus upon its expiration by filing a preliminary Canadian Base Shelf Prospectus (if applicable) and (final) Canadian Base Shelf Prospectus, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing any Shelf Registration Statement or Canadian Base Shelf Prospectus related to such Shelf Registration as may be reasonably requested by the Investor or as otherwise required, until such time as all Registerable Shares that could be sold pursuant to such Shelf Registration Statement and Canadian Base Shelf Prospectus have been sold, are no longer outstanding or otherwise cease to be “Registerable Shares”; and

(iv)	for so long as the Investor meets the 10% Threshold and at any time that a Shelf Registration Statement and Canadian Base Shelf Prospectus are effective, if the Investor delivers a written notice to the Corporation stating that it intends to effect an underwritten public offering of all or part of the Registerable Shares included on the Shelf Registration Statement or the Canadian Base Shelf Prospectus (a “Shelf Underwritten Offering”), then the Corporation shall file a prospectus supplement to the Shelf Registration Statement and a Canadian Shelf Prospectus Supplement as may be necessary to enable such Registerable Shares to be distributed pursuant to the Shelf Underwritten Offering, which Shelf Underwritten Offering shall be deemed a “Demand Registration” for all purposes in this Agreement. Such notice shall include substantially the same information as required by Section 2.1(c) for a Demand Registration Request and shall be considered a “Demand Registration Request” for all purposes in this Agreement, to the extent the applicable as the context may require. The Investor’s rights to request a Shelf Underwritten Offering with respect to the Registerable Shares held by the Investor shall be in addition to the other registration rights provided in this Article 2; provided that the Corporation shall not be obligated to effect any such Shelf Underwritten Offering for any of the reasons set forth in Section 2.1(d) for a Demand Registration, mutatis mutandis. In addition, the provisions of Section 2.1(e) shall apply to any Shelf Underwritten Offering, mutatis mutandis. The Corporation and the Investor shall cooperate in a timely manner in connection with any such Shelf Underwritten Offering and the procedures in Schedule A shall apply to such Shelf Underwritten Offering.

2.4	Expenses

All Registration Expenses incident to the performance of or compliance with this Article 2 by the Parties shall be borne by the Corporation.

2.5	Other Sales

After receipt by the Corporation of a Request, the Corporation shall not, without the prior written consent of the Investor, authorize, issue or sell any Common Shares or Convertible Securities in any jurisdiction or agree to do so or publicly announce any intention to do so (except for Common Shares or Convertible Securities issued pursuant to any legal obligations in effect on the date of the Request or pursuant to any Incentive Plan) until the date which is the later of (a)(i) the date on which the Registration Statement has been declared effective by the SEC and (ii) the date on which a receipt is issued for the Canadian Prospectus filed in connection with such Demand Registration, and (b) the completion of the offering contemplated by the Demand Registration; provided, however, that the Corporation further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with any underwritten offering effected pursuant to this Article 2, which agreements may subject the Corporation to a longer lock-up period.

2.6	No Change or Subordination

The Corporation shall not enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights granted to the Investor hereunder.

2.7	Preparation; Reasonable Investigation

In connection with the preparation and filing of any Prospectus as herein contemplated, the Corporation shall give the Investor, its underwriters for an underwritten offering or agents for an agency offering, and their respective counsel, auditors and other Representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material, furnished to the Corporation in writing, which in the reasonable judgment of the Investor and its counsel should be included. The Corporation shall give the Investor and the underwriters or agents such reasonable and customary access to the books and records of the Corporation and its Subsidiaries and such reasonable and customary opportunities to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Investor, such underwriters or agents and their respective counsel. The Corporation shall cooperate with the Investor and its underwriters or agents in the conduct of all reasonable and customary due diligence which the Investor, such underwriters or agents and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing a due diligence defence as contemplated by the Applicable Securities Laws and in order to enable such underwriters or agents to execute any certificate required to be executed by them for inclusion in each such document.

2.8	Indemnification

(a)	In connection with any Demand Registration, Piggyback Registration and Shelf Registration, the Corporation shall indemnify and hold harmless the Investor, each underwriter or agent involved in the Distribution of Registerable Shares thereunder, each of their respective members, directors, officers, employees, agents and managers, and each Person, if any, who controls such Investor, underwriter or agent within the meaning of the U.S. Securities Act or the U.S. Exchange Act against any losses, claims, damages, liabilities (including reasonable counsels’ fees) or Taxes (if any) (“Losses”), solidary or joint, to which the Investor, or such underwriter or agent or controlling Person or any of their directors, officers, employees, agents or managers may become subject, insofar as such Losses, (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Prospectus, or any amendment or supplement thereof, (ii) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) arise out of or are based upon any violation or alleged violation by the Corporation (or any of its agents or Affiliates) of any Applicable Securities Law, and the Corporation will pay to each the Investor, underwriter, agent or controlling Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Losses may result, as such expenses are incurred; provided, however, that the Corporation shall not be liable in any such case if and to the extent that any such Losses arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by the Investor, such underwriter or agent or such controlling Person expressly for use in connection with such registration; provided further, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Corporation, which consent shall not be unreasonably withheld.

(b)	In connection with any Demand Registration, Piggyback Registration and Shelf Registration, the Investor shall indemnify and hold harmless the Corporation, its directors, each officer who has signed the Registration Statement, and each underwriter or agent involved in the Distribution of Registerable Shares thereunder, and each Person, if any, who controls such Investor, underwriter or agent within the meaning of the U.S. Securities Act or the U.S. Exchange Act to the same extent as the indemnity referred to in clause (a) above from the Corporation to the Investor, but only to the extent that any such Losses arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by the Investor; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Investor, which consent shall not be unreasonably withheld; provided further, however, that in no event shall the aggregate amounts payable by the Investor by way of indemnity or contribution under Section 2.8(b) and 2.8(f) exceed the proceeds from the offering received by the Investor (net of any Selling Expenses paid by the Investor), except in the case of fraud or willful misconduct by the Investor.

(c)	Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a Party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d)	The indemnifying party shall have the right, by notice to the indemnified party given not later than 30 days after receipt of the notice described in Section 2.8(c), to assume the control, defence, compromise or settlement of the action, provided that such assumption shall, by its terms, be without cost to the indemnified party and provided the indemnifying party acknowledges in writing its obligation to indemnify the indemnified party in accordance with the terms of this Section 2.8.

(e)	Upon the assumption of control of any action by the indemnifying party as set out in Section 2.8(d), the indemnifying party shall diligently proceed with the defence, compromise or settlement of the action at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the indemnified party and, in connection therewith, the indemnified party shall cooperate fully, but at the expense of the indemnifying party with respect to any out-of-pocket expenses incurred, to make available to the indemnifying party all pertinent information and witnesses under the indemnified party’s control, make such assignments and take such other steps as in the opinion of counsel for the indemnifying party are reasonably necessary to enable the indemnifying party to conduct such defence. The indemnified party shall also have the right to participate in the negotiation, settlement or defence of any action at its own expense.

(f)	To provide for just and equitable contribution to joint liability under the U.S. Securities Act in any case in which either: (i) any Party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the U.S. Securities Act may be required on the part of any Party for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate Losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such Loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) the Investor will not be required to contribute any amount in excess of the public offering price of all such Registerable Shares offered and sold by the Investor (net of Selling Expenses paid by the Investor, if any), pursuant to such Registration Statement or Prospectus, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall the Investor’s liability pursuant to this Section 2.8(f), when combined with the amounts paid or payable by the Investor pursuant to Section 2.8(f), exceed the proceeds from the offering received by the Investor (net of any commission paid by the Investor and net of Selling Expenses paid by the Investor, if any), except in the case of willful misconduct or fraud by the Investor.

(g)	Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(h)	Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Corporation and the Investor under this Section 2.8 shall survive the completion of any offering of Registerable Shares in a registration under this Article 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9	Sale by Affiliates

If any Registerable Shares to be sold pursuant to any Registration are owned by the Investor’s Affiliates, all references to the Investor in this Article 2 and Schedule A shall be deemed, for the purpose of such Registration, to include the Investor or any of its Affiliates.

2.10	Rule 144 Compliance; Reporting

The Corporation shall (i) use commercially reasonable best efforts to file with the SEC in a timely manner the reports required to be filed by it under the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Corporation is not required to file such reports, it will, upon the request of the Investor, make publicly available such necessary information for so long as necessary to permit sales that would otherwise be permitted by this Agreement pursuant to Rule 144 under the U.S. Securities Act, as such rule may be amended from time to time or any similar rule or regulation hereafter adopted by the SEC), and (ii) take such further action as the Investor may reasonably request, all to the extent required from time to time to enable the Investor to sell Registerable Shares without registration under the U.S. Securities Act in transactions that would otherwise be permitted by this Agreement and within the limitation of the exemptions provided by Rule 144 under the U.S. Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of the Investor, the Corporation will deliver to the Investor a written statement as to whether it has complied with such requirements and, if not, the specifics thereof. The Corporation shall also use commercially reasonable best efforts to comply with applicable Canadian Securities Laws and Exchange requirements, including continuous and timely disclosure obligations under NI 51-102 and NI 43-101 and provide the Investor, so long as the Investor owns Registerable Shares, promptly upon request, a written statement of the Chief Executive Officer or the Chief Financial Officer of the Corporation, to the best of such executive officer’s knowledge and without personal liability, as to the compliance of the Corporation with the applicable Canadian Securities Laws and Exchange requirements.

2.11	Conflict

Notwithstanding the foregoing, to the extent that the provisions regarding indemnification and contribution contained in the underwriting agreement entered into by the Parties in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions of the underwriting agreement shall prevail.

2.12	Acting as Trustees

(a)	The Corporation hereby acknowledges and agrees that, with respect to this Article 2, the Investor is contracting as agent for the other Indemnified Parties referred to in Section 2.8(a). In this regard, the Investor will act as trustee for such Indemnified Parties of the covenants of the Corporation under this Article 2 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

(b)	The Investor hereby acknowledges and agrees that, with respect to this Article 2, the Corporation is contracting on its own behalf and as agent for the other Indemnified Parties referred to in Section 2.8(b). In this regard, the Corporation will act as trustee for such Indemnified Parties of the covenants of the Investor under this Article 2 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

Article 3
AMENDMENTS

3.1	Amendments and Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by the Parties.

3.2	Changes in Capital of the Corporation

At all times after the occurrence of any event which results in a change to the Common Shares or the issuance of securities in exchange therefor, this Agreement will be deemed to be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into or for which the Common Shares are so changed or exchanged, respectively, and the Parties shall promptly negotiate in good faith with a view to executing and delivering a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

Article 4
GENERAL

4.1	Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any shares or other securities:

(a)	resulting from the conversion, reclassification, redesignation, subdivision, consolidation or other change to the Registerable Shares beneficially owned, controlled or directed, directly or indirectly, by the Investor; or

(b)	of the Corporation or any successor entity that may be received by the Investor on a merger, amalgamation, arrangement or other reorganization of or including the Corporation;

and, prior to any action referred to in subsection (a) or (b) above being taken, the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 4.1.

4.2	Termination

Except for Sections 4.9, 4.9, 4.10 and 4.14 and the surviving indemnification and contribution obligations as provided in Article 2 (the “Surviving Provisions”), which shall survive termination of this Agreement pursuant to this Section 4.2 and continue to be binding on the Parties for the periods set forth in the respective Surviving Provisions, this Agreement will automatically terminate upon the earliest to occur of the following events:

(a)	the first date on which the Investor does not meet the 5% Threshold (at the end of any applicable top-up exercise period);

(b)	this Agreement is terminated by written agreement of the Parties;

(c)	written notice by the non-defaulting Party to the defaulting Party in the event the defaulting Party is in breach of any material obligation on its part under this Agreement and, where the breach is capable of remedy, is not remedied to the non-defaulting Party’s satisfaction within a reasonable period of time; and

(d)	the bankruptcy, dissolution or liquidation of the Corporation or any of the Subsidiaries or the making by the Corporation or any of the Subsidiaries of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation or any of the Subsidiaries under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction.

Neither the lapsing of the provisions in this Agreement (except for the Surviving Provisions) nor their ceasing to have effect shall affect any accrued rights or liabilities of any Party in respect of damages for non performance of any obligation under this Agreement falling due for performance prior to such lapse and cessation.

4.3	Assignment

(a)	This Agreement is not assignable by the Investor without the Corporation’s prior written consent, other than to one or more Permitted Transferees and in compliance with Section 4.4. Any assignment to a Permitted Transferee shall not relieve the Investor of its obligations under this Agreement unless the Corporation provides written consent to such relief.

(b)	This Agreement is not assignable by the Corporation, except with the prior written consent of the Investor.

4.4	Permitted Transferees

The rights of the Investor hereunder may be assigned (but only with all related obligations as set forth below) in connection with a transfer of Registerable Shares to a Permitted Transferee of the applicable Investor. Without prejudice to any other or similar conditions imposed hereunder with respect to any such transfer, no assignment permitted under the terms of this Section 4.4 will be effective unless the Permitted Transferee to which the assignment is being made, has delivered to the Corporation a written acknowledgment and agreement in form and substance reasonably satisfactory to the Corporation that the Permitted Transferee will be bound by, and will be a party to, this Agreement. Upon such an assignment, references in this Agreement to the “Investor” shall, mutatis mutandis, apply to and include reference to such Permitted Transferee. A Permitted Transferee to whom rights are transferred pursuant to this Section 4.4 may not again transfer those rights to any other Permitted Transferee, other than as provided in this Section 4.4.

4.5	Co-operation

In respect of all Distributions that occur during the term of this Agreement, the Corporation and the Investor and each of their representatives shall use reasonable commercial efforts to comply with all Applicable Securities Laws and Exchange requirements, including the execution and filing of all necessary documents and prospectus certificates and the taking of all such other steps as may be necessary under Applicable Securities Laws and Exchange requirements to qualify the Distribution. The Corporation and the Investor shall cooperate to ensure compliance with all applicable Tax law.

4.6	Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

4.7	Time of the Essence

Time is of the essence of this Agreement. Each of the Parties shall be in default by the mere lapse of time for performing its obligations hereunder, without the necessity of further notice or delay, as contemplated by article 1594 of the Civil Code of Québec.

4.8	Enurement

This Agreement is binding upon and enures to the benefit of the Parties and their respective successors and permitted assigns.

4.9	Public Notices/Press Releases

No Party shall:

(a)	issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or

(b)	make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that, this Section 4.9 shall be subject to each Party’s overriding obligation to make any disclosure or public regulatory filing required under Applicable Securities Laws or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange, and the Party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other Party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Securities Laws or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange, in no circumstance shall any such disclosure by, or public regulatory filing of, the Corporation or any of its Affiliates include the name of the Investor, or any of their respective Affiliates without the Investor’s prior written consent, in its sole discretion.

4.10	Notices to Parties

Any notice, approval, consent, information, payment, request or other communication (in this Section, a “Notice”) to be given under or in connection with this Agreement shall be effective if in writing and (i) delivered personally, (ii) sent by e-mail, or (iii) sent by same-day or overnight courier, in each case, addressed as follows:

(a)	if to the Corporation:

481 rue Brassard
Saint-Michel-des-Saints, Québec

J0K 3B0

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Stein Monast L.L.P.

70 rue Dalhousie, Suite 300

Québec, Québec

G1R 4G2

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

(b)	if to the Investor:

Eni S,p.A.

Via Emilia 1

20097 San Donato Milanese (MI) - ITALY

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Eni International B.V.

Strawinskylaan 1163

1077 XX Amsterdam – The Netherlands

World Trade Center | Tower Ten – 11th Floor

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

Unless otherwise specified herein, such notices or other communications shall be deemed effective (i) on the date received, if personally delivered, (ii) on the date sent if delivered by e-mail on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), or if not sent on a Business Day before such time, on the first Business Day thereafter, and (iii) two Business Days after being sent by same-day or overnight courier. Each of the Parties shall be entitled to specify a different address by giving notice in writing as aforesaid to the other Party.

An accidental omission in the giving of, or failure to give, a Notice required by this Agreement will not invalidate or affect in any way the legality of any proceeding in respect of which such Notice was or was intended to be given.

4.11	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral agreements between such Parties, in connection with the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as specifically set forth in this Agreement.

4.12	Waiver

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

4.13	Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

4.14	Governing Law

This Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

4.15	Severability

If any term or other provision of this Agreement shall be determined by a court, administrative agency or arbitrator in any jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not render the entire Agreement invalid and shall not affect the validity, legality or enforceability of such term or other provision in any other jurisdiction. Rather, this Agreement shall be construed as if not containing the particular invalid, illegal or unenforceable provision, and all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable law.

4.16	Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original and shall have the same force and effect as an original, and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by a Party by electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such Party.

4.17	Language

The Parties confirm their express wish that this Agreement and all related documents be drafted in the English language. Les parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date first above written.

NOUVEAU MONDE GRAPHITE INC.

Per:	(s) Eric Desaulniers
Name: Eric Desaulniers
Title: President and Chief Executive Officer

ENI INTERNATIONAL B.V.

Per:	(s) Paolo Conte
Name: Paolo Conte
Title: Head of Corporate Affairs

[Signature page to Registration Rights Agreement]

SCHEDULE A

REGISTRATION RIGHTS PROCEDURES

1.	Upon receipt of a Request from the Investor, the Corporation shall use its reasonable best efforts to effect the Distribution of Registerable Shares of the Investor, and pursuant thereto the Corporation shall use its reasonable best efforts to as expeditiously as possible:

(a)	following the Corporation’s receipt of the Request relating to a Demand Registration, Piggyback Registration or Shelf Registration (and in any event within 30 days of a Request relating to a Shelf Registration) in respect of a Distribution in the United States, as applicable, prepare and file with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the Registerable Shares by the Investor or by the Corporation in accordance with the intended method or methods of distribution thereof (which may be a Registration Statement filed on Form F-10 under the MJDS (if then available)), make all required filings with FINRA, and, if such Registration Statement is not automatically effective upon filing, use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including Free Writing Prospectuses) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference in a Registration Statement filed pursuant to a Demand Registration, the Corporation shall furnish or otherwise make available to the Investor, its counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of the Investor and counsel, and such other documents reasonably requested by the Investor and counsel, including any comment letter from the SEC, and, if requested by the Investor or counsel, provide the Investor or counsel, as applicable, reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the U.S. Securities Act, including reasonable access to the Corporation’s books and records, officers, accountants and other advisors. The Corporation will include comments to any Registration Statement and any amendments or supplements thereto from the Investor or its counsel, or the managing underwriters, if any, as reasonably requested on a timely basis;

(b)	prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and U.S. Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the applicable period provided herein and comply in all material respects with the provisions of the U.S. Securities Act with respect to the disposition of all securities covered by such Registration Statement; and cause the related Prospectus to be supplemented by any prospectus supplement as may be necessary to comply with the provisions of the U.S. Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the U.S. Securities Act in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the Investor set forth in such Registration Statement or otherwise cease to be “Registerable Shares”;

(c)	prepare and file with the Canadian Securities Authorities as soon as practicable following the Corporation’s receipt of the Request, a Canadian Prospectus relating to the applicable Demand Registration, Piggyback Registration or Shelf Registration and any other documents reasonably necessary, including amendments and supplements in respect of those documents, to permit the Distribution and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by the applicable Canadian Securities Authorities, all as may be necessary to permit the Distribution of such securities in compliance with applicable Canadian Securities Laws and Exchange requirements, and furnish to the Investor and the managing underwriters or underwriters, if any, copies of such Canadian Prospectuses and any amendments or supplements in the form filed with the Canadian Securities Authorities, promptly after the filing of such Canadian Prospectuses, amendments or supplements;

(d)	subject to Applicable Securities Laws, keep the Prospectus effective until the Distribution as described in the Prospectus has been completed;

(e)	notify the Investor and the managing underwriter(s) or managing agent(s), if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (A) when the Registration Statement, Prospectus or any amendment thereto has been filed and declared effective, and, to furnish the Investor and managing underwriter(s) or managing agent(s) with copies thereof, (B) of any request by the SEC for amendments to the Registration Statement or related Prospectus or for additional information, (C) of any request by the Canadian Securities Authorities for amendments to the Canadian Prospectus or for additional information, (D) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose, (E) of the issuance by the Canadian Securities Authorities of any cease trade order relating to the Canadian Prospectus or any order preventing or suspending the use of any Canadian Prospectus or the initiation or threatening for any proceedings for such purposes, and (F) of the receipt by the Corporation of any notification with respect to the suspension of the registration of the Registerable Shares for Distribution in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(f)	promptly notify the Investor and the managing underwriter(s), if any, (A) at any time the representations and warranties contemplated by any underwriting agreement, securities/sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects, and (B) the happening of any event as a result of which the Registration Statement or Prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which it was made) not misleading or, if for any other reason it shall be necessary during such time period to amend or supplement the Registration Statement or Prospectus in order to comply with the Applicable Securities Laws and Exchange requirements and, in either case as promptly as practicable thereafter, prepare and file with the SEC or Canadian Securities Authorities and furnish without charge to the Investor and the managing underwriter(s) or managing agent(s), if any, a supplement or amendment to such Registration Statement or Prospectus, which shall correct such statement or omission or effect such compliance;

(g)	(i) use its commercially reasonable best efforts to comply with all applicable rules and regulations of the SEC and the U.S. Securities Act or any successor rule thereto; and (ii) use its commercially reasonable best efforts to comply with applicable Canadian Securities Laws and Exchange requirements, including continuous and timely disclosure obligations under NI 51-102 and NI 43-101 (including with respect to the form and content of the documents to be prepared and filed thereunder);

(h)	use commercially reasonable best efforts to prevent the issuance of any stop order, cease trade order or other order suspending the use of any Registration Statement or Prospectus or suspending any registration of the Registerable Shares covered by the Registration Statement or Prospectus and, if any such order is issued, to obtain the withdrawal of any such order;

(i)	furnish to the Investor and each managing underwriter or managing agent, without charge, as applicable, one executed copy and as many conformed copies as they may reasonably request, of the Registration Statement and Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference, and provide the Investor and its counsel with an opportunity to review, and provide comments to the Corporation on the Registration Statement and Prospectus;

(j)	deliver to the Investor and the underwriters for an underwritten offering or the agents for an agency offering, if any, without charge, as many copies of the Registration Statement and Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the Registration Statement and Prospectus or any amendment thereto by the Investor and the underwriters or agents, if any, in connection with the Distribution of the Registerable Shares covered by the Registration Statement or Prospectus or any amendment or supplement thereto) and such other documents as the Investor may reasonably request in order to facilitate the Distribution of the Registerable Shares by such Person;

(k)	use its commercially reasonable best efforts to register, and cooperate with the Investor, the managing underwriter or managing agent, if any, and their respective counsel in connection with the registration of such Registerable Shares for Distribution in compliance with the Applicable Securities Laws and Exchange requirements as any such Person, underwriter or agent reasonably requests in writing; and

(l)	in connection with any underwritten offering or agency offering, enter into customary agreements, including an underwriting agreement or agency agreement, as applicable, such agreement to be satisfactory in substance and form to each of the Investor and the Corporation and the underwriters or agents, each acting reasonably, and to contain such representations and warranties by the Corporation and such other terms as are generally prevailing in agreements of these types, it being understood for the avoidance of doubt that the Investor shall not be required to make any representations or warranties to or agreements with the Corporation or the underwriters’ or agents’ other than representations, warranties or agreements regarding the Investor and the Corporation’s intended method of distribution and any other representation required by Law or as are generally prevailing in such underwriting or agency agreements for secondary offerings, as the case may be, and furnish to the underwriters or agents and the Investor, among other things:

(i)	an opinion of counsel representing the Corporation for the purposes of such registration, addressed to the underwriters or agents, in form and substance as is customarily given by company counsel to the underwriters in an underwritten public offering or agents in an agency public offering;

(ii)	such corporate certificates, satisfactory to the managing underwriter or underwriters acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the managing underwriter or underwriters may reasonably request; and

(iii)	a “comfort letter” dated such date from the independent public accountants retained by the Corporation, addressed to the underwriters or agents, in form and substance as is customarily given in an underwritten or agency public offering, as applicable, provided that the Investor has made such representations and furnished such undertakings as the independent public accountants may reasonably require;

(m)	as promptly as practicable after filing with the SEC or Canadian Securities Authorities, any document which is incorporated by reference into the Registration Statement or Prospectus, provide copies of such document to counsel for the Investor and to the managing underwriters or managing agents, if any;

(n)	provide a transfer agent and registrar for all Registerable Shares registered pursuant to this Agreement and provide a CUSIP number for all Registerable Shares, not later than the closing date of the offering;

(o)	make reasonably available its employees and personnel for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters or agents (taking into account the needs of the Corporation’s businesses and the requirements of the marketing process) in the marketing of Registerable Shares in any underwritten or agency offering;

(p)	promptly prior to the filing of any document which is to be incorporated by reference into the Registration Statement or Prospectus, provide copies of such document to counsel for the Investor and to each lead underwriter or lead agent, if any, and make the Corporation’s Representatives reasonably available for discussion of such document and make such changes in such document concerning the Investor prior to the filing thereof as counsel for the Investor or underwriters or agents may reasonably request;

(q)	cooperate with the Investor and the lead underwriter or lead agent, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registerable Shares to be sold, and cause such Registerable Shares to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registerable Shares to the underwriters or agents or, if not an underwritten or agency offering, in accordance with the instructions of the sellers of Registerable Shares at least three (3) Business Days prior to any sale of Registerable Shares and instruct any transfer agent and registrar of Registerable Shares to release any stop transfer orders in respect thereof;

(r)	cooperate with the Investor and each underwriter or agent participating in the disposition of such Registerable Shares and their respective counsel in connection with any filings required to be made with FINRA;

(s)	in the case of a Distribution under a Registration Statement, otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC (including Regulation M), and make available, as soon as reasonably practicable (but no more than 18 months after the effective date of the Registration Statement or such later date as provided by Section 11(d) of the U.S. Securities Act), an earnings statement covering the period of at least 12 months beginning with the first day of the Corporation’s first full calendar quarter after the effective date of the Registration Statement (or such later date as provided by Section 11(d) of the U.S. Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(t)	in the case of a Distribution under a Canadian Prospectus, otherwise use its commercially reasonable efforts to comply with OSC Rule 48-501 – Trading During Distributions, Formal Bids and Share Exchange Transactions or Section 7.7 of the Universal Market Integrity Rules of the Canadian Investment Regulatory Organization;

(u)	arrange for its interim or quarterly financial statements or reports to be prepared and filed pursuant to the Exchange Act and NI 51-102 to be reviewed by its independent professional chartered accountants prior to such filing for purposes of the incorporation thereof by reference in any Prospectus in accordance with Applicable Securities Laws;

(v)	take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the Distribution of such Registerable Shares; and

(w)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Investor under this Agreement.

2.	The Corporation may require the Investor, as to which any Registration is being effected, to furnish to the Corporation such information regarding the Distribution of such securities and such other information relating to the Investor and its ownership of Registerable Shares as the Corporation may from time to time reasonably request in writing. The Investor agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement. The Investor shall notify the Corporation as soon as reasonably practicable upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a Canadian Prospectus, in light of the circumstances under which they are made) not misleading.